EXHIBIT 99.6

Disclosure of Transactions in Own Shares

Paris, June 14, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 7, 2018 to June 13, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)

07.06.2018	56,375	53.2344	3,001,089	XPAR
07.06.2018	14,998	53.2316	798,368	CHIX
07.06.2018	9,992	53.2194	531,768	TRQX
07.06.2018	9,991	53.2188	531,709	BATE
08.06.2018	158,608	53.1996	8,437,882	XPAR
08.06.2018	50,378	53.1808	2,679,142	CHIX
08.06.2018	9,959	53.2682	530,498	TRQX
08.06.2018	22,870	53.1911	1,216,480	BATE
11.06.2018	573,868	52.6766	30,229,415	XPAR
11.06.2018	160,140	52.6778	8,435,823	CHIX
11.06.2018	82,351	52.6820	4,338,415	TRQX
11.06.2018	179,950	52.6818	9,480,090	BATE
12.06.2018	532,793	52.5358	27,990,706	XPAR
12.06.2018	160,944	52.5667	8,460,295	CHIX
12.06.2018	83,524	52.5554	4,389,637	TRQX
12.06.2018	201,406	52.5550	10,584,892	BATE
13.06.2018	448,753	52.0466	23,356,068	XPAR
13.06.2018	152,457	52.0501	7,935,402	CHIX
13.06.2018	76,092	52.0553	3,960,992	TRQX
13.06.2018	207,733	52.0481	10,812,108	BATE

Total	3,193,182	52.5184	167,700,781

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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